NO ACT

PE
3-6-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11005956

March 21, 2011

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Received SEC
MAR 21 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-11

Re: Exxon Mobil Corporation
Incoming letter dated March 6, 2011

Dear Mr. Neuhauser:

This is in response to your letter dated March 6, 2011 concerning the shareholder proposal submitted to ExxonMobil by the Sisters of St. Francis of Dubuque, Iowa. On March 3, 2011, we issued our response expressing our informal view that ExxonMobil could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 6, 2011

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Exxon Mobil Corporation

Dear Sir/Madam:

I have been asked by the Sisters of St. Francis of Dubuque (hereinafter referred to as the "Proponent"), who are the beneficial owners of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "Exxon" or the "Company"), and who have submitted a shareholder proposal to Exxon, to respond to the letter dated January 22, 2011, sent to the Securities & Exchange Commission by Gibson Dunn & Crutcher on behalf of the Company, in which Exxon contends that the Proponent's shareholder proposal may be excluded from the Company's year 2011 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Exxon's year 2011 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponent's shareholder proposal requests the Company to disclose the government subsidies that it receives

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RULE 14a-8(i)(3)

THE APPLICABLE LEGAL STANDARD

In Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), the Staff clarified its approach to no-action requests pursuant to Rule 14a-8(i)(3). In that Bulletin, the Staff makes it perfectly clear that a registrant must do more than simply assert that a proposal is "vague or indefinite." The Staff will permit companies to exclude proposals only where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result."

There are several elements to this standard that are worth noting: First, the company and its stockholders need not be able to determine with absolute certainty what a proposal requires -- "reasonable certainty" is the standard. Second, the proposal must be so inherently vague and indefinite that "neither" the stockholders nor the registrant's Board would be able to understand what "actions or measures the proposal requires." This standard does not mean that when they vote the shareholders need to have in mind all of the details as how the policy will be implemented nor that the Board must be in a strait jacket when it comes time to implement an adopted proposal. Finally, the bulletin elaborates on the registrant's burden of proof under 14a-8(g), noting that the Staff will exclude proposals on this basis "only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading." (Emphasis in original.)

ANALYSIS

In applying the standards of SLB 14B to the Proponent's shareholder proposal, we note that the Company has singled out three phrases that it deems to be vague and indefinite. Those phrases are (i) "government subsidies" , (ii) "effective reduced" the "cost of doing business" and (iii) "financially significant subsidies". However the question is not whether a given word or two is ambiguous, but rather whether the proposal, TAKEN AS A WHOLE, is so inherently vague and indefinite that neither the stockholders nor Exxon's Board would be able to understand what "actions or measures the proposal requires." The action called for by the proposal is the publishing of a report delineating the subsidies that the Company has received over the most recent three year period. Even if there is some uncertainty around the edges pertaining to whether a given item should be included, the core of the request is crystal clear. The shareholders voting on the proposal would know what type of report would ensue. The Board would know what "actions or measures" they should take: i.e. publishing a report on subsidies, even if, as would inevitably be true, there might be uncertainty with respect to an item or two. In other words, the thrust of the report is clear, and even if all 500 words were used by the Proponent in describing the report, and no matter how detailed the request, it inevitably could never be free of all ambiguity since it would be impossible to eliminate all uncertainty around the edges. However, the core "ask" of the Proponent's proposal is clear. And that "ask" is what the shareholders will vote on. Thus, both shareholders and Board will know the topic of the report, even if there is a measure of uncertainty as to the details of its scope. The report prepared by the Board would not be significantly different from that envisioned by the shareholders, even if the Company is correct in its contention that there are three ambiguous phrases in the proposal. (See *Fuqua Industries, Inc.* quoted on page 7 of the Company's letter.)

That said, the objections by the Company to the three phrases are not well taken and none of the three phrases is ambiguous. The first term that the Company deems ambiguous is "government subsidies". However, its argument appears to consist solely of the two sentence conclusory assertion that opens the final paragraph on page 7 of its letter. We find it passing strange that anyone would claim that they did not understand the phrase "government subsidies". Surely the Company is aware that it is used constantly in political discourse. In addition, try putting that phrase (in quotes) as a search term in Google and one will get 1,150,000 hits. (All searches done on March 6.) Try it on the website of The New York Times, and one will see that the phrase appears daily. (28 hits in the last 30 days.) In short, the phrase "government subsidies" is totally unambiguous.

The Company also objects to the phrase "financially significant subsidies". (See first full paragraph on page 8 of its letter.) Here the objection seems to be to the word "significant". This is hardly an obscure term known only to the cognoscenti. Exxon itself uses the term thirteen times in its Summary Annual Report for 2009 and the Company's web site records 463 hits for the term. In short, "significant" is a word in common usage and its use by the Proponent hardly makes the proposal false or misleading.

Finally, the Company objects to the phrase "effectively reduced [Exxon's] costs of doing business". Exxon argues that the phrase is ambiguous, and says that shareholders will not know whether it refers to (i) reductions in costs compared to "some previous period of time" or (ii) reduction in costs compared to "if it had not received the so-called subsidy". Well, let's see. Imagine a shareholder reading the Company's proxy statement and (finally) coming upon the Proponent's shareholder proposal. Does the Company actually believe that any rational shareholder with a modicum of intelligence when reading the proposal, which deals exclusively with the topic of government subsidies, would think that the phrase refers to (i), rather than (ii)? Or that the Company's own directors are that dumb? Frankly, we have more respect for both groups than to believe that either the shareholders or the directors would ever even remotely think that the phrase could possibly refer to (i).

In summary, it is clear beyond cavil that Exxon has failed to meet its burden of proving that the Proponent's shareholder proposal is either vague or indefinite. Consequently, Rule 14a-8(i)(3) cannot conceivably apply to the Proponent's shareholder proposal.

RULE 14a-8(i)(7)

The Company's letter makes two arguments in attempting to prove that the Proponent's proposal is an ordinary business matter, namely (A) that the proposal relates to Exxon's "sources of financing" and (B) that it "relates" to Exxon's "compliance with laws".

A.

The Proponent's shareholder proposal attempts to obtain information concerning the extent to which the Company benefits from "tax expenditures". There are thousands of these in the Tax Code (See The Joint Committee on

Taxation (which is comprised of Senators and Representatives from both parties) annual report "Estimates of Federal Tax Expenditures For Fiscal Years 2010-2014" (December 15, 2010)). The current national debate over the nation's enormous budget deficit is in large part a debate over tax expenditures. For example, Prof Martin Feldstein, who was chairman of the Council of Economic Advisors under President Reagan, had the following to say on the matter in an Op-Ed published in The Wall Street Journal on July 20, 2010:

> When it comes to spending cuts, Congress is looking in the wrong place. Most federal nondefense spending, other than Social Security and Medicare, is now done through special tax rules rather than by direct cash outlays. The rules are used to subsidize a wide range of spending including education, child care, health insurance, and a myriad of other congressional favorites.
>
> These tax rules—because they result in the loss of revenue that would otherwise be collected by the government—are equivalent to direct government expenditures. That's why tax and budget experts refer to them as "tax expenditures." This year tax expenditures will raise the federal deficit by about $1 trillion, according to estimates by the congressional Joint Committee on Taxation. If Congress is serious about cutting government spending, it has to go after many of them. . . .
>
> If tax expenditures are not cut, taxes on households and businesses will have to rise to prevent an explosion of the national debt, which is now projected to increase to 90% of GDP by 2020 from today's 63%. When benefits for Social Security and Medicare are set aside, the rest of the outlay side of the budget is too small—7.5% of GDP—to provide much scope for reducing annual budget deficits that are now projected to average 5% of GDP for the rest of this decade. In contrast, total tax expenditures are now 6.4% of GDP. . . .
>
> Tax expenditures have been cut before on a large scale. President Ronald Reagan's 1986 tax reform reduced tax expenditures to 6% of GDP (from 9%), the level at which they remain today. Cutting them another 2% of GDP would reduce the national debt in 2020 by some $4 trillion, bringing the projected debt down to 72% of GDP from 90%. . . .

The enormous projected fiscal deficits are a threat to our economic future and our national security. The American public wants to reduce those deficits by cutting government spending. A major reduction of the spending that is built into our tax code is the best way to achieve that.

The deep concern about tax expenditures also exists on the other side of the political aisle, as indicated by the following discussion, entitled "Tax Expenditures 101", which can be found on the web site of the Center for American Progress:

What are tax expenditures?

Tax expenditures are, quite simply, spending programs implemented through the tax code. These programs give people and businesses special tax credits, deductions, exclusions, exemptions, deferrals, and preferential rates in support of various government policies. Some of these programs help people save for retirement, buy a home, or pay for college; others encourage companies to invest in green energy technologies or build nuclear power plants; they even subsidize corporations that drill for oil or purchase real estate; and much more.

The government uses both tax expenditures and direct spending to support its policies. Direct spending is when the government takes taxpayer dollars and gives them to others to spend for a specific purpose. The government uses tax expenditures to accomplish the same goals as direct spending, but it transfers money by lowering taxes for an individual or company instead of giving them the money. . . .

What makes tax expenditures different from other forms of government spending?

The government uses tax expenditures and direct spending for the same purposes, but tax expenditures receive different treatment in two key ways. Most tax expenditures are not subject to the same annual appropriations process as other forms of spending. This means they are less likely to be scrutinized.

Second, tax expenditures appear to be tax cuts instead of spending because they transfer funds to businesses and individuals through tax subsidies. It is therefore generally easier to win votes for tax expenditures than direct spending. And members of Congress often pursue their priorities through tax expenditures as a result, even if direct spending would be more effective and cost less.

What are the consequences of this differential treatment?

The cost of tax expenditures has skyrocketed over the last 20 years partly because they are excluded from the budget process and because they masquerade as tax cuts. Tax expenditures doubled in number between fiscal years 1974 and 2004, and the estimated revenue losses associated with them tripled. The government now spends $1.2 trillion on tax expenditures—more than half as much as it raises ($2.2 trillion) through the tax code. Tax expenditures will make up nearly 25 percent of total government spending this year and more than double the size of the government's nonsecurity discretionary spending.

The exponential growth of these programs is particularly evident in the energy sector where more than half of all energy programs are now funded through tax expenditures. The number of energy tax expenditure line items grew from 12 to 37 between 2000 and 2007, and spending in these areas increased from $3 billion to more than $10 billion.

In December, 2010, the bipartisan National Commission on Fiscal Responsibility and Reform (co-chaired by former Clinton White House Chief of Staff Erskine Bowles and former Republican Senate Whip Alan Simpson) presented its report (the "Report") entitled "*The Moment of Truth*", which stated in its Preamble:

> Our challenge is clear and inescapable: America cannot be great if we go broke. Our businesses will not be able to grow and create jobs, and our workers will not be able to compete successfully for the jobs of the future without a plan to get this crushing debt burden off our backs.

The first section of the Report, entitled *The Looming Fiscal Crisis* included the following paragraphs:

> Our nation is on an unsustainable fiscal path. Spending is rising and revenues are falling short, requiring the government to borrow huge sums each year to make up the difference. We face staggering deficits. In 2010,

federal spending was nearly 24 percent of Gross Domestic Product (GDP), the value of all goods and services produced in the economy. Only during World War II was federal spending a larger part of the economy. Tax revenues stood at 15 percent of GDP this year, the lowest level since 1950. The gap between spending and revenue – the budget deficit – was just under nine percent of GDP.

Since the last time our budget was balanced in 2001, the federal debt has increased dramatically, rising from 33 percent of GDP to 62 percent of GDP in 2010. The escalation was driven in large part by two wars and a slew of fiscally irresponsible policies, along with a deep economic downturn. We have arrived at the moment of truth, and neither political party is without blame.

Over the long run, as the baby boomers retire and health care costs continue to grow, the situation will become far worse. By 2025 revenue will be able to finance only interest payments, Medicare, Medicaid, and Social Security. Every other federal government activity – from national defense and homeland security to transportation and energy – will have to be paid for with borrowed money. Debt held by the public will outstrip the entire American economy, growing to as much as 185 percent of GDP by 2035. Interest on the debt could rise to nearly $1 trillion by 2020. These mandatory payments – which buy absolutely no goods or services – will squeeze out funding for all other priorities. . . .

Federal debt this high is unsustainable. It will drive up interest rates for all borrowers – businesses and individuals – and curtail economic growth by crowding out private investment. By making it more expensive for entrepreneurs and businesses to raise capital, innovate, and create jobs, rising debt could reduce per-capita GDP, each American's share of the nation's economy, by as much as 15 percent by 2035.

Rising debt will also hamstring the government, depriving it of the resources needed to respond to future crises and invest in other priorities. Deficit spending is often used to respond to short-term financial "emergency" needs such as wars or recessions. If our national debt grows higher, the federal government may even have difficulty borrowing funds at an affordable interest rate, preventing it from effectively responding.

> Large debt will put America at risk by exposing it to foreign creditors. They currently own more than half our public debt, and the interest we pay them reduces our own standard of living. The single largest foreign holder of our debt is China, a nation that may not share our country's aspirations and strategic interests. In a worst-case scenario, investors could lose confidence that our nation is able or willing to repay its loans – possibly triggering a debt crisis that would force the government to implement the most stringent of austerity measures.
>
> Predicting the precise level of public debt that would trigger such a crisis is difficult, but a key factor may be whether the debt has been stabilized as a share of the economy or if it continues to rise. Investors, reluctant to risk throwing good money after bad, are sure to be far more concerned about rising debt than stable debt. In a recent briefing on the risk of a fiscal crisis, CBO explained that while "there is no identifiable tipping point of debt relative to GDP indicating that a crisis is likely or imminent," the U.S. debt-to-GDP ratio is "climbing into unfamiliar territory" and "the higher the debt, the greater the risk of such a crisis."

The plan put forth in the Report has six major components, the second of which is (page 13):

> Comprehensive Tax Reform: Sharply reduce rates, broaden the base, simplify the tax code, and reduce the deficit by reducing the many "tax expenditures"—another name for spending through the tax code.

This reform would account for approximately 20% of the proposed deficit reduction. (See page 13 of the Report.) The second section of the Report is entitled "*Tax Reform*" (pp.24-30) and states in its opening paragraph:

> America's tax code is broken and must be reformed. In the quarter century since the last comprehensive tax reform, Washington has riddled the system with countless tax expenditures, which are simply spending by another name. These tax earmarks – amounting to $1.1 trillion a year of spending in the tax code – not only increase the deficit, but cause tax rates to be too high. Instead of promoting economic growth and competitiveness, our current code drives up health care costs and provides special treatment to special interests. The code presents individuals and businesses with perverse economic incentives instead of a level playing field.

The Report's primary recommendation under the rubric of Tax Reform is the elimination of ALL tax expenditures (page 25):

> RECOMMENDATION 2.1: ENACT FUNDAMENTAL TAX REFORM BY 2012 TO LOWER RATES, REDUCE DEFICITS, AND SIMPLIFY THE CODE. Eliminate all income tax expenditures, dedicate a portion of the additional revenue to deficit reduction, and use the remaining revenue to lower rates and add back necessary expenditures and credits.
>
> Fundamental tax reform will require significant revisions to the current tax code and will need to take into account the transition to new and modified provisions. These tasks are not insignificant and the Commission recognizes that for Congress and the President to consider and implement these sweeping changes, a comprehensive process will be needed. To this end, the Commission recommends requiring the House Committee on Ways and Means and the Senate Committee on Finance, in cooperation with the Department of the Treasury, to report out comprehensive tax reform legislation through a fast track process by 2012.
>
> The Commission proposes tax reform that relies on "zero-base budgeting" by eliminating all income tax expenditures (but maintaining the current payroll tax base, which should be modified only in the context of Social Security reform), and then using the revenue to lower rates and reduce deficits.

It is thus clear that the issue of subsidies via tax expenditures constitutes a major policy issue for any registrant that currently benefits from this governmental largess. Since it is well known that the oil and gas industry is a major beneficiary of these types of subsidies, the Proponent's shareholder proposal raises an important policy issue for Exxon. Thus, even if the Proponent's proposal implicates "ordinary business" because "it relates to Exxon's sources of financing", nevertheless the proposal cannot be excluded because it *also* is a proposal "focusing on [a] significant social policy issue[]" that "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote". See Release 34-20091 (August 16, 1983). See also Staff Legal Bulletin 14C (June 28, 2005) ("The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials.")

In addition, it seems highly inappropriate to characterize a proposal asking for disclosure of governmental subsidies as one dealing with sources of financing. Despite the use of such wording by the Staff in granting no-action relief in some of the letters cited by Exxon, the phrase is a totally inappropriate way of characterizing the information that the Proponent is requesting.

In any event, all of the no-action letters cited by the Company in part 1.A. of its letter were decided by the Staff before the Federal Government faced its present financial crisis (and indeed, some of them when the federal budget was in surplus). As the Commission itself has noted, as the societal context changes, what may once have been an ordinary business matter may become a policy issue "that transcends day-to-day business matters". Thus, the Commission itself has recognized that "[f]rom time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business." Release 34- 40018 (May 21, 1998).

Furthermore, the letters relied upon by Exxon are readily distinguishable. The Company heavily relies on the *Texaco* letter (March 31, 1992), as did the registrants in the other letters cited by the Company. However, the fact situation in Texaco was very different from the instant case. Thus, the pertinent part of the Staff letter stated :

> Upon review, the Commission has reversed the Division's position concerning the proposal. It has been determined that the proposal may be omitted from the Company's proxy material in reliance upon Rule 14a-8(c)(7) because it appears to deal with a matter relating to the conduct of the Company's ordinary business operations. In this regard, it is the view of the Commission that the proposal, which would urge that the Company's management reject taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business activities, is a matter of ordinary business because it would involve day-to-day management decisions in connection with the Company's multinational operations.

In *Texaco*, the proposal not only was limited to foreign subsidies, but more importantly, it urged the registrant to forgo all such subsidies. It therefore was a proposal that is best characterized as a micro-management proposal. In contrast, the Proponent's proposal raises a policy issue and does not request that the Company forgo any subsidy.

The *Du Pont* letter, also relied upon by the Company, involved a proposal identical to that at issue in *Texaco*.

The *Pfizer* and *Pepsico* letters involved a proposal that requested a description of every tax break in excess of $5 million. Again, this request is properly characterized as micro-managing in light of the size of those registrants. In contrast, in the instant case the request is to disclose only subsidies that are "financially significant", and thus the Proponent's proposal does not involve micro-managing.

Similarly, the *General Electric* letter involved a proposal that can best be described as an attempt to micro-manage the registrant since it requested a listing of every government subsidy that provided a financial benefit. Again, in contrast, the Proponent's proposal merely requests information on "financially significant" subsidies.

In summary, the Company has failed to carry its burden of proving that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(7) because it involves "tax expenditures".

B.

We fail to see how the Proponent's shareholder proposal can fairly be characterized as one that requests compliance with law. It requests information about government subsidies and makes no reference whatsoever to pending litigation or to any violations of law or to anything that remotely can be deemed legal compliance. Consequently, the 15 no-action letters cited by the Company in Section I.B. of its letter are totally inapposite. Indeed, they are so wide of the mark as to make one wonder why the Company believes that it must include a frivolous argument. Perhaps because it correctly deems its other arguments to be rather weak?

The crux of the matter is whether the Proponent's shareholder proposal implicates an important social policy issue. It clearly does. Consequently, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7),

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In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Elizabeth A. Ising
Sr. Cathy Katoskic
Fr. Michael Crosby
Laura Berry